QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.1

NOTICE OF ANNUAL
MEETING OF SHAREHOLDERS

        NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of CELESTICA INC. (the "Corporation") will be held in the Auditorium of the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, on Wednesday, the 5th day of May, 2004, at 10:00 a.m. (Toronto time) for the following purposes:

1.
to receive and consider the financial statements of the Corporation for its financial year ended December 31, 2003, together with the report of the auditors thereon;

2.
to elect directors for the ensuing year;

3.
to appoint auditors for the ensuing year and authorize the directors to fix the auditors' remuneration; and

4.
to transact such other business as may properly be brought before the Meeting and any adjournment or postponement thereof.

        Shareholders are invited to vote by completing, signing, dating and returning the accompanying form of proxy for use at the Meeting or any adjournment or postponement thereof, and returning it by mail in the envelope provided for that purpose, or by following the instructions for voting by telephone or over the Internet in the accompanying form of proxy, whether or not they are able to attend personally.

        Only shareholders of record at the close of business on March 12, 2004 will be entitled to vote at the Meeting, except to the extent that a shareholder of record has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

        DATED at Toronto, Ontario this 25th day of March, 2004.

                        By Order of the Board of Directors

                        Elizabeth L. DelBianco
                        General Counsel and Secretary

Celestica Inc.
1150 Eglinton Avenue East
Toronto, Ontario, Canada M3C 1H7

MANAGEMENT INFORMATION CIRCULAR
AND PROXY STATEMENT

        In this Management Information Circular and Proxy Statement, all dollar amounts are expressed in United States dollars, except where stated otherwise. Unless stated otherwise, all references to "US$" or "$" are to U.S. dollars and all references to "C$" are to Canadian dollars. Unless otherwise indicated, any reference in this Management Information Circular and Proxy Statement to a conversion between US$ and C$ is given as of March 11, 2004. At that date, the noon buying rate in New York City for cable transfers in Canadian dollars was US$1.00 = C$1.3228, as certified for customs purposes by the Federal Reserve Bank of New York.

MANAGEMENT SOLICITATION

        This Management Information Circular and Proxy Statement (the "Circular") is furnished in connection with the solicitation of proxies by or on behalf of management of Celestica Inc. (the "Corporation" or "Celestica") for use at the annual meeting (the "Meeting") of shareholders of the Corporation to be held at 10:00 a.m. (Toronto time) on May 5, 2004 in the Auditorium of the TSX Broadcast and Conference Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario, or any postponement(s) or adjournment(s) thereof, for the purposes set forth in the accompanying Notice of Meeting. Except as otherwise stated, the information contained herein is given as of March 11, 2004. In December 1999, Celestica completed a two-for-one split of its subordinate and multiple voting shares by way of a stock dividend. All historical information has been restated to reflect the effect of the two-for-one split on a retroactive basis.

        The solicitation will be primarily by mail, but proxies may also be solicited personally by regular employees of the Corporation for which no additional compensation will be paid. The cost of preparing, assembling and mailing this Circular, the notice of meeting, the form of proxy and any other material relating to the Meeting has been or will be borne by the Corporation. The Corporation will reimburse brokers and other entities for costs incurred by them in mailing soliciting materials to the beneficial owners of shares of the Corporation in accordance with the rules of the New York Stock Exchange. It is anticipated that copies of this Circular and accompanying proxy will be distributed to shareholders on or about April 6, 2004.

PROXIES

Voting of Proxies

        The persons named in the enclosed form of proxy are officers of the Corporation and will represent management of the Corporation at the Meeting. A shareholder has the right to appoint a person or company (who need not be a shareholder), other than the persons designated in the accompanying form of proxy, to represent the shareholder at the Meeting. Such right may be exercised by inserting the name of such person or company in the blank space provided in such form of proxy or by completing another proper form of proxy.

        The accompanying form of proxy confers discretionary authority upon the proxy nominees in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

        As of the date of this Circular, management of the Corporation was not aware of any such amendments, variations or other matters to come before the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of the management nominees will be voted on such matters in accordance with the best judgment of the proxy nominees.

        The shares represented by proxies which are hereby solicited will be voted for or against, or withheld from voting, as the case may be, in accordance with the instructions of the shareholder on any ballot that may be called for, and, if the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted accordingly.

        In respect of proxies in which a shareholder has not specified that the proxy nominees are required to vote or withhold from voting for the election of directors or the appointment of auditors of the Corporation and authorization of the board of directors to fix the remuneration of the auditors of the Corporation, the shares represented by such proxies in favour of management nominees will be voted in favour of such matters.

Deposit of Proxies

        To be effective, proxies must be properly completed and deposited with Computershare Trust Company of Canada ("Computershare"), the registrar and transfer agent of the Corporation, at 100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1 not later than 5:00 p.m. (Toronto time) on May 4, 2004 or at least 24 hours, excluding Saturdays, Sundays and holidays, prior to any adjournment or postponement of the Meeting at which the proxy is to be used, or deposited with the Chairman of the Meeting prior to the commencement of the Meeting or any adjournment or postponement thereof at which the proxy is to be used.

Revocation of Proxies

        Proxies given by shareholders for use at the Meeting may be revoked at any time prior to their use. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke the proxy by filing an instrument in writing executed by the shareholder or by the shareholder's attorney authorized in writing, or if the shareholder is a corporation, by a duly authorized officer or attorney of such corporation, and deposited at the office of Computershare shown above at any time up to and including the last business day preceding the day of the Meeting, or any postponement or adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting or any adjournment or postponement thereof, prior to being voted at the Meeting or any adjournment or postponement thereof. The execution of a proxy will not affect a shareholder's right to attend the Meeting and vote in person.

Voting by Non-Registered Shareholders

        Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, a shareholder's shares may not be registered in its name but in the name of an intermediary (which is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates, such as The Canadian Depository for Securities Limited). If shares are registered in the name of an intermediary, the shareholder is a non-registered shareholder.

        In accordance with the requirements of Canadian securities law, the Corporation has distributed copies of the notice of Meeting, this Circular and the form of proxy to intermediaries for distribution to non-registered shareholders. Unless a shareholder has waived its rights to receive these materials, intermediaries are required to deliver them to the shareholder as a non-registered shareholder of the Corporation and to seek its instructions as to how to vote the shares. Often, intermediaries will use a service company (such as ADP Investor Communications) to forward these Meeting materials to non-registered shareholders.

        Non-registered shareholders who receive Meeting materials will typically be given the ability to provide voting instructions in one of two ways.

        Usually a non-registered shareholder will be given a voting instruction form which must be completed and signed by the non-registered shareholder in accordance with the instructions provided by the intermediary. In this case, the shareholder must follow the instructions provided by the intermediary so that, when properly completed and signed and returned to the intermediary or its service company, the form will constitute voting instructions which the intermediary must follow.

        Occasionally, however, a non-registered shareholder may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of shares owned by the non-registered shareholder but is otherwise not completed. This form of proxy does not need to be signed by the shareholder as a non-registered shareholder. In this case, shareholders can complete the proxy and deliver it to Computershare, as described above.

        The purpose of these procedures is to allow non-registered shareholders to direct the voting of the shares that they own but that are not registered in their name. Should a non-registered shareholder who receives either a form of proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on their behalf), the non-registered shareholder should strike out the persons named in the form of proxy as the proxy holder and insert the non-registered shareholder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions provided by the intermediary. In either case, non-registered shareholders should carefully follow the instructions provided by the intermediary and contact the intermediary promptly if they need assistance.

        If a non-registered shareholder has voted by mail and would like to change its vote (whether by revoking a voting instruction form or by revoking a proxy), it should contact the intermediary to discuss whether this is possible and what procedures should be followed by the non-registered shareholder.

Voting Shares and Principal Holders Thereof

        The authorized capital of the Corporation consists of an unlimited number of preference shares ("Preference Shares"), issuable in series, an unlimited number of subordinate voting shares ("Subordinate Voting Shares") and an unlimited number of multiple voting shares ("Multiple Voting Shares"), of which no Preference Shares, 169,989,473 Subordinate Voting Shares and 39,065,950 Multiple Voting Shares were issued and outstanding as at March 11, 2004.

        The holders of Subordinate Voting Shares and Multiple Voting Shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law. The Subordinate Voting Shares carry one vote per share and the Multiple Voting Shares carry 25 votes per share. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of Multiple Voting Shares and Subordinate Voting Shares held by persons present in person or by proxy, voting together as a single class. The presence, in person or by proxy, of at least two shareholders representing not less than 35% of the total number of issued voting shares is necessary for a quorum at the Meeting.

        Only shareholders of record at the close of business on March 12, 2004 will be entitled to vote at the Meeting or any adjournment(s) or postponement(s) thereof, except to the extent that a person has transferred any shares after that date and the transferee of such shares establishes proper ownership and requests not later than 10 days before the Meeting or any adjournment or postponement thereof that the transferee's name be included in the list of shareholders entitled to vote at the Meeting.

        As of March 11, 2004 the only persons or corporations who, to the knowledge of the Corporation, its directors or officers, own beneficially, directly or indirectly, or exercise control or direction over, in excess of 10% of any class of the voting securities of the Corporation are as follows:

Name of Beneficial Owner(1)	Type of Ownership	Number of Shares	Percentage of Class	Percentage of all Equity Shares	Percentage of Voting Power
Onex Corporation(2) Toronto, Ontario	Direct and Indirect	39,065,950 Multiple Voting Shares 3,172,191 Subordinate Voting Shares	100% 1.9%	18.7% 1.5%	85.2% *
Gerald W. Schwartz(3) Toronto, Ontario	Direct and Indirect	39,065,950 Multiple Voting Shares 3,360,935 Subordinate Voting Shares	100% 2.0%	18.7% 1.6%	85.2% *
FMR Corp.(4) Boston, Massachusetts	Indirect	19,399,724 Subordinate Voting Shares	11.4%	9.3%	1.7%

*
Less than 1%

(1)
As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
Includes 11,635,958 Multiple Voting Shares held by wholly-owned subsidiaries of Onex Corporation ("Onex"), 1,284,686 Subordinate Voting Shares held in trust for Celestica Employee Nominee Corporation as agent for and on behalf of certain executives and employees of Celestica pursuant to certain of Celestica's employee share purchase and option plans, 33,755 Subordinate Voting Shares representing an undivided interest of approximately 10.2% in 330,872 Subordinate Voting Shares, and 225,376 Subordinate Voting Shares directly or indirectly held by certain officers of Onex which Onex has the right to vote. Of these shares, 9,214,320 Subordinate Voting Shares may be delivered, at the issuer's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025 issued by certain subsidiaries of Onex and 1,757,467 Subordinate Voting Shares may be delivered, at the option of Onex or certain persons related to Onex, to satisfy the obligations of such persons under equity forward agreements. If a debenture is exercised or an equity forward agreement is settled and the issuer of the debenture or, in the case of an equity forward agreement, Onex, does not elect to satisfy its obligations in cash rather than delivering Subordinate Voting Shares, if the issuer or Onex, as the case may be, does not hold a sufficient number of Subordinate Voting Shares to satisfy its obligations, the requisite number of Multiple Voting Shares held by such person will immediately be converted into Subordinate Voting Shares, which will be delivered to satisfy such obligations.

(3)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex Corporation, or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex Corporation. Mr. Schwartz is a director of Celestica and the Chairman of the Board, President and Chief Executive Officer of Onex Corporation, and controls Onex Corporation through his ownership of shares with a majority of the voting rights attaching to all shares of Onex Corporation. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of the Celestica shares owned by Onex Corporation.

(4)
This information reflects share ownership as of December 31, 2003 and is taken from the Schedule 13G/A filed by FMR Corp. with the United States Securities and Exchange Commission on February 16, 2004, a joint filing of FMR Corp., Edward C. Johnson 3d, Abigail P. Johnson and Fidelity Management & Research Company.

Trust Agreement

        Onex Corporation, which, directly or indirectly, owns all of the outstanding Multiple Voting Shares, has entered into an agreement with Computershare, as trustee for the benefit of the holders of the Subordinate Voting Shares, which has the effect of preventing transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would be entitled in the event of a take-over bid for the Multiple Voting Shares if the Multiple Voting Shares were Subordinate Voting Shares.

MATTERS FOR CONSIDERATION OF SHAREHOLDERS

Election of Directors

        It is proposed to nominate the seven persons listed below for election as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed. All of the proposed nominees are now directors of the Corporation and have been since the dates indicated. The Articles of the Corporation provide for a minimum of three and a maximum of 20 directors. By resolution dated January 28, 2004, the board of directors of the Corporation (the "Board of Directors") set the number of directors of the Corporation to be elected at the Meeting at seven.

        Unless authority to do so is withheld, proxies given pursuant to this solicitation by the management of the Corporation will be voted for the election as directors of the proposed nominees listed below. Management of the Corporation does not contemplate that any of the nominees will be unable, or for any reason unwilling, to serve as a director, but if that should occur for any reason prior to their election, the proxy nominees may, in their discretion, nominate and vote for another nominee.

        A brief statement of the business experience, age and principal occupation for each person nominated for election as a director of the Corporation is set forth below. There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Name and Municipality of Residence	Age	Became a Director	Beneficially Owned Directly or Indirectly(1)
Robert L. Crandall(2)(3)(4)(5) Dallas, Texas	68	July 1998	132,500 Subordinate Voting Shares(6) 15,130 Liquid Yield Option™ Notes(7)
William Etherington(3)(4)(5) Toronto, Ontario	62	October 2001	23,750 Subordinate Voting Shares(8)
Richard S. Love(5) Los Altos Hills, California	66	July 1998	116,250 Subordinate Voting Shares(9)
Anthony R. Melman(2)(4)(5) Toronto, Ontario	56	October 1996	450,000 Subordinate Voting Shares(10)
Gerald W. Schwartz Toronto, Ontario	62	July 1998	39,065,950 Multiple Voting Shares(11) 3,360,935 Subordinate Voting Shares(11)
Charles W. Szuluk(4) Vero Beach, Florida	61	April 2003	5,000 Subordinate Voting Shares(12)
Don Tapscott(3)(4)(5) Toronto, Ontario	56	September 1998	111,250 Subordinate Voting Shares(13)

(1)
As used in this table, "beneficial ownership" means sole or shared power to vote or direct the voting of the security, or the sole or shared investment power with respect to a security (i.e., the power to dispose, or direct a disposition, of a security). A person is deemed at any date to have "beneficial ownership" of any security that such person has a right to acquire within 60 days of such date. Certain shares subject to options granted pursuant to management investment plans of Onex are included as owned beneficially by named individuals although the exercise of these options is subject to Onex meeting certain financial targets. More than one person may be deemed to have beneficial ownership of the same securities.

(2)
Member of the Corporation's Executive Committee.

(3)
Member of the Corporation's Audit Committee.

(4)
Member of the Corporation's Compensation Committee.

(5)
Member of the Corporation's Nominating and Corporate Governance Committee.

(6)
Represents 20,000 Subordinate Voting Shares and 112,500 Subordinate Voting Shares subject to exercisable options at exercise prices between $8.75 and $48.69.

(7)
Each Liquid Yield Option™ Note is convertible into 5.6748 Subordinate Voting Shares at the option of the holder.

(8)
Represents 10,000 Subordinate Voting Shares and 13,750 Subordinate Voting Shares subject to exercisable options at exercise prices between $10.62 and $35.95.

(9)
Represents 5,000 Subordinate Voting Shares and 111,250 Subordinate Voting Shares subject to exercisable options at exercise prices between $8.75 and $48.69.

(10)
Includes 274,588 Subordinate Voting Shares owned by Onex which are subject to options granted to Dr. Melman pursuant to certain management investment plans of Onex.

(11)
Includes 188,744 Subordinate Voting Shares owned by a company controlled by Mr. Schwartz and all of the shares of Celestica beneficially owned by Onex or in respect of which Onex Corporation exercises control or direction, of which 1,077,500 Subordinate Voting Shares are subject to options granted to Mr. Schwartz pursuant to certain management investment plans of Onex. Mr. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex, and controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex. Accordingly, Mr. Schwartz may be deemed to be the beneficial owner of shares of Celestica owned by Onex.

(12)
Represents 5,000 Subordinate Voting Shares subject to exercisable options at an exercise price of $10.62.

(13)
Represents 111,250 Subordinate Voting Shares subject to exercisable options at exercise prices between $8.75 and $48.69.

        Robert L. Crandall was appointed Chairman of the Board of Directors of Celestica in January 2004. He is the retired Chairman of the Board and Chief Executive Officer of AMR Corporation/American Airlines Inc. Mr. Crandall currently serves on the boards of Air Cell, Inc., Anixter International Inc., the Halliburton Company, and i2 Technologies Inc. He is also a member of the Advisory Council of American International Group, Inc. and of the Federal Aviation Administration Management Advisory Committee. Mr. Crandall holds a Bachelor of Science degree from the University of Rhode Island and a Master of Business Administration degree from the Wharton School of the University of Pennsylvania.

        William A. Etherington is a director and the Non-Executive Chairman of the Board of the Canadian Imperial Bank of Commerce. He also serves on the boards of Allstream Inc., Dofasco Inc., MDS Inc. and The Relizon Company (private equity). He is the former Senior Vice President and Group Executive, Sales and Distribution, IBM Corporation, and Chairman, President and Chief Executive Officer of IBM World Trade Corporation. After joining IBM Canada in 1964, Mr. Etherington ran successively larger portions of the company's business in Canada, Latin America, Europe and from the corporate office in Armonk, New York. He retired from IBM after a 37-year career. Mr. Etherington holds a Bachelor of Science degree in Electrical Engineering and a Doctor of Laws (Hon.) from the University of Western Ontario.

        Richard S. Love is a former Vice President of Hewlett-Packard and a former General Manager of the Computer Order Fulfillment and Manufacturing Group for Hewlett-Packard's Computer Systems Organization. From 1962 until 1997, he held positions of increasing responsibility with Hewlett-Packard, becoming Vice President in 1992. He is a former director of HMT Technology Corporation (electronics manufacturing) and the Information Technology Industry Council. Mr. Love holds a Bachelor of Science degree in Business Administration and Technology from Oregon State University, and a Master of Business Administration degree from Fairleigh Dickinson University.

        Anthony R. Melman is Managing Director of Onex. Dr. Melman joined Onex Corporation in 1984. He serves on the boards of various Onex subsidiaries. From 1977 to 1984, Dr. Melman was Senior Vice President of Canadian Imperial Bank of Commerce in charge of worldwide merchant banking, project financing, acquisitions and other specialized financing activities. Prior to emigrating to Canada in 1977, he had extensive merchant banking experience in South Africa and the U.K. Dr. Melman is also a director of The Baycrest Centre Foundation, The Baycrest Centre for Geriatric Care, the University of Toronto Asset Management Corporation, and a member of the Board of Governors of Mount Sinai Hospital. He is also Chair of Fundraising for the Pediatric Oncology Group of Ontario (POGO). Dr. Melman holds a Bachelor of Science degree in Chemical Engineering from the University of The Witwatersrand, a Master of Business Administration (gold medalist) from the University of Cape Town and a Ph.D. in Finance from the University of The Witwatersrand.

        Gerald W. Schwartz is the Chairman of the Board, President and Chief Executive Officer of Onex Corporation. Prior to founding Onex in 1983, Mr. Schwartz was a co-founder (in 1977) of what is now CanWest Global Communications Corp. He is a director of Onex, The Bank of Nova Scotia, Phoenix Entertainment Corp. and Vincor International Inc., and Chairman of Loews Cineplex Entertainment Corporation. Mr. Schwartz is also Vice Chairman and member of the Executive Committee of Mount Sinai Hospital, and is a director, governor or trustee of a number of other organizations, including Junior Achievement of Toronto, Canadian Council of Christians and Jews, The Board of Associates of the Harvard Business School and The Simon Wiesenthal Center. He holds a Bachelor of Commerce degree and a Bachelor of Laws degree from the University of Manitoba, a Master of Business Administration degree from the Harvard University Graduate School of Business Administration and a Doctor of Laws (Hon.) from St. Francis Xavier University.

        Charles W. Szuluk, formerly an officer of Ford Motor Company, was President of Visteon Automotive Systems, and a former Group Vice President. From 1988 until 1999, he held positions of increasing responsibility with Ford, including General Manager, Electronics Division, and Vice President, Process Leadership and Information Systems. He retired from Ford in 1999. Prior to joining Ford, he spent 24 years with IBM Corporation in a variety of management and executive management positions. Mr. Szuluk holds a Bachelor of Science degree in Chemical Engineering from the University of Massachusetts and attended Union College of New York in Advanced Graduate Studies.

        Don Tapscott is an internationally respected authority, consultant and speaker on business strategy and organizational transformation. He is the author of several widely read books on the application of technology in business. Mr. Tapscott is President of New Paradigm Learning Corporation, a business strategy and education company he founded in 1992, and an adjunct Professor of Management at the University of Toronto's Joseph L. Rotman School of Management. He is also a founding member of the Business and Economic Roundtable on Addiction and Mental Health, and a fellow of the World Economic Forum. He holds a Bachelor of Science degree in Psychology and Statistics, and a Master of Education degree, specializing in Research Methodology, as well as a Doctor of Laws (Hon.) from the University of Alberta.

Appointment of Auditors

        It is proposed that KPMG LLP be appointed as the auditors of the Corporation to hold office until the close of the next annual meeting of shareholders. The Audit Committee of the Board of Directors negotiates with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters dealt with and the time expended by the auditors in providing services to the Corporation. The Corporation believes that the fees negotiated in the past with the auditors of the Corporation have been reasonable and would be comparable to fees charged by other auditors providing similar services.

        In 2003, the Corporation paid KPMG LLP $1.7 million for audit services, $0.4 million for audit-related services and $2 million and $0.6 million for tax and other services, respectively. KPMG LLP did not provide any financial information systems design or implementation services to the Corporation during 2003. The Corporation's Audit Committee has considered that the provision of the non-audit services is compatible with maintaining KPMG LLP's independence. The Corporation also used other public accounting firms for consulting and other services for fees totalling $4.0 million.

        It is intended that, on any ballot that may be called for relating to the appointment of auditors, the shares represented by proxies in favour of management nominees will be voted in favour of the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders, and authorizing the Board of Directors to fix the remuneration to be paid to the auditors, unless authority to do so is withheld. KPMG LLP has been the auditor of the Corporation since October 14, 1997.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

Executive Compensation

        The following table sets forth the compensation of the Chief Executive Officer of Celestica and the five other most highly compensated executive officers of Celestica and its subsidiaries (collectively, the "Named Executive Officers") for the three most recently completed financial years of the Corporation.

Summary Compensation Table

						Long-term Compensation Awards
	Annual Compensation(1)					Securities Under Options Granted(2)
Name and Principal Position								Restricted Share Units	All Other Compensation(3)
	Year	Salary		Bonus
		(US$)		(US$)		(#)		(#)	(US$)

Eugene V. Polistuk(4) Chairman of the Board and Chief Executive Officer	2003 2002 2001	700,000 700,000 700,000		— — —		— 150,000 150,000		— — —	860,296 725,733 254,181
Stephen Delaney President, Americas(6)	2003 2002 2001	360,000 333,750 204,694	(8)	— — 150,000	(9)	200,000 75,000 140,000	(5) (7) (10)	15,000 — —	12,000 7,000 154,500	(11)
J. Marvin MaGee President and Chief Operating Officer	2003 2002 2001	525,000 525,000 516,250		— — —		160,000 110,000 135,000	(5)	— — —	38,123 35,534 69,683
Anthony P. Puppi Executive Vice-President, Chief Financial Officer and General Manager — Global Services	2003 2002 2001	425,000 400,000 400,000		— — —		160,000 60,000 59,000	(5)	— — —	155,730 132,295 62,505
R. Thomas Tropea Vice Chairman, Worldwide Marketing and Business Development	2003 2002 2001	400,000 400,000 400,000		— — —		90,000 45,000 59,000	(5)	— — —	12,000 11,500 10,200
Neo Kia Quek President, Asia Operations	2003 2002 2001	310,000 291,827 275,000		64,000 — —		90,000 30,000 30,000	(5)	— — —	3,973 10,595 7,993	(12) (12) (12)

(1)
Excludes perquisites and other benefits because such compensation did not exceed the lesser of C$50,000 and 10% of the total annual salary and bonus for any of the Named Executive Officers.

(2)
See table under Options Granted For Year Ended December 31, 2003.

(3)
Represents amounts set aside to provide benefits under Celestica's pension plans (see Pension Plans).

(4)
Mr. Polistuk retired from the Corporation after year end.

(5)
Options granted in January 2004 in relation to 2003. These options are subject to performance conditions as described in the Report on Executive Compensation section of this Circular.

(6)
Mr. Delaney was appointed Chief Executive Officer on January 28, 2004.

(7)
Includes 25,000 options granted to Mr. Delaney on October 1, 2002 when he assumed responsibility for the Americas.

(8)
Mr. Delaney joined Celestica Corporation in May 2001. The amount specified represents Mr. Delaney's salary from his date of hire to the end of the year.

(9)
Represents the amount the Corporation agreed to pay to Mr. Delaney at his date of hire as a bonus for the year ended December 31, 2001.

(10)
Includes 100,000 options granted to Mr. Delaney upon joining Celestica Corporation.

(11)
Includes $150,000 paid to Mr. Delaney upon joining Celestica Corporation.

(12)
Amount shown is converted into U.S. dollars from Singapore dollars (S$) at an exchange rate of US$1.00 = S$1.7125, reflecting the March 11, 2004 noon buying rate in New York City for cable transfers in Singapore dollars as certified for customs purposes by the Federal Reserve Bank of New York.

Options Granted For Year Ended December 31, 2003

        Option grants for the year ended December 31, 2003 were made in January 2004. The following table sets out options to purchase Subordinate Voting Shares granted by the Corporation to the Named Executive Officers in relation to the year ended December 31, 2003.

Name	Subordinate Voting Shares Under Options Granted(1) (#)	% of Total Options Granted to Employees in 2003	Exercise or Base Price per Subordinate Voting Share ($/Security)	Market Value of Subordinate Voting Shares on the Date of Grant ($/Security)	Expiration Date

Eugene V. Polistuk	0	0%	—	—	—
Stephen Delaney	200,000	4.7	US$17.15	US$17.15	January 31, 2014
J. Marvin MaGee	160,000	3.8	C$22.75	C$22.75	January 31, 2014
Anthony P. Puppi	160,000	3.8	C$22.75	C$22.75	January 31, 2014
R. Thomas Tropea	90,000	2.1	US$17.15	US$17.15	January 31, 2014
Neo Kia Quek	90,000	2.1	US$17.15	US$17.15	January 31, 2014

(1)
The options granted in respect of 2003 are subject to performance conditions and vesting as described in the Report on Executive Compensation section of this Circular.

Options Exercised During Most Recently Completed Financial Year and Value of Options at December 31, 2003

        The following table sets out certain information with respect to options to purchase Subordinate Voting Shares that were exercised by Named Executive Officers during the year ended December 31, 2003 and Subordinate Voting Shares under option to the Named Executive Officers as at December 31, 2003.

			Unexercised Options at December 31, 2003		Value of Unexercised in-the-Money Options at December 31, 2003(1)
	Subordinate Voting Shares Acquired on Exercise
Name		Aggregate Value Realized
			Exercisable(2)	Unexercisable(2)	Exercisable(2)	Unexercisable(2)
Eugene V. Polistuk	—	—	733,333	212,500	$3,131,888	$—
Stephen Delaney	—	—	88,750	126,250	12,313	36,938
J. Marvin MaGee	—	—	341,132	160,000	1,104,299	—
Anthony P. Puppi	—	—	249,446	83,250	588,645	—
R. Thomas Tropea	—	—	370,190	72,000	1,473,761	0
Neo Kia Quek	—	—	366,000	60,500	3,423,090	36,938

(1)
Based on the closing price of the Subordinate Voting Shares on the New York Stock Exchange on December 31, 2003 of $15.07.

(2)
Options granted under the ESPO Plans and the LTIP. Exercisable options include options that vested on January 1, 2004.

Pension Plans

        Messrs. Polistuk, Puppi and MaGee each participate in Celestica's non-contributory pension plan (the "Canadian Pension Plan"). The Canadian Pension Plan has a defined benefit and a defined contribution portion and provides for a maximum of 30 years' service and retirement eligibility at the earlier of 30 years' service or age 55. They also participate in an unregistered supplementary pension plan (the "Supplementary Plan") that provides benefits equal to the difference between the benefits determined in accordance with the formula set out in the Canadian Pension Plan and Canada Customs and Revenue Agency maximum pension benefits.

        Mr. MaGee participates only in the defined contribution portion of the Canadian Pension Plan. The defined contribution portion of the Canadian Pension Plan allows employees to choose how Celestica contributions are invested on their behalf within a range of investment options provided by third party fund managers. Celestica's contributions to this plan on behalf of an employee range from 3% of earnings to a maximum of 6.75% of earnings based on the number of years of service. Retirement benefits depend upon the performance of the investment options chosen. Celestica currently contributes 6% of earnings annually on behalf of Mr. MaGee.

        Messrs. Polistuk and Puppi participate only in the defined benefit portion of the Canadian Pension Plan. The benefit provided under this plan is equal to the benefit entitlement accrued under the relevant IBM plan prior to October 22, 1996, the date Celestica was divested from IBM, plus the benefits earned under the Canadian Pension Plan since that date. The terms of the Canadian Pension Plan, which were accepted by certain employees when they transferred to Celestica, mirrored those of the IBM pension plan in place at the time of divestiture. The Plan is of a modified career average design with benefits based on a three-year earnings average to December 31 of a designated base year (the "Base Year"). In 2003, the Base Year was updated to December 31, 2002 and may be updated from time to time until December 31, 2009. The formula for calculating benefits for the period after October 22, 1996 is the greater of 1.2% of earnings (salary and bonus) or 0.9% of earnings up to the yearly maximum pensionable earnings ("YMPE") level, plus 1.45% of earnings above the YMPE. The defined benefit portion of the Canadian Pension Plan also provides for supplementary early retirement benefits from the date of early retirement to age 65.

        The following table sets forth the estimated aggregate annual benefits payable under the defined benefit portion of the Canadian Pension Plan and the Supplementary Plan based on average earnings and years of service.

Canadian Pension Plan Table(1),(2)

	Years of Service
Earnings Average
	20	25	30	35
$400,000	$113,000	$142,000	$170,000	$170,000
$600,000	$171,000	$214,000	$257,000	$257,000
$800,000	$229,000	$287,000	$344,000	$344,000
$1,000,000	$287,000	$359,000	$431,000	$431,000
$1,200,000	$345,000	$432,000	$518,000	$518,000
$1,400,000	$403,000	$504,000	$605,000	$605,000
$1,600,000	$461,000	$577,000	$692,000	$692,000
$1,800,000	$519,000	$649,000	$779,000	$779,000

(1)
This table assumes total of retirement age and years of service is greater than or equal to 80.

(2)
All amounts are shown converted into U.S. dollars from Canadian dollars at an exchange rate of US$1.00 = C$1.30.

        As at December 31, 2003, Messrs. Polistuk and Puppi had completed 35 and 24 years of service, respectively.

        During the year ended December 31, 2003, Celestica accrued an aggregate of $1,054,149 to provide pension benefits for Messrs. Polistuk, Puppi and MaGee pursuant to the Canadian Pension Plan. No other amounts were set aside or accrued by Celestica during the year ended December 31, 2003 for the purpose of providing pension, retirement or similar benefits for Messrs. Polistuk, Puppi and MaGee pursuant to any other plans.

        Messrs. Tropea and Delaney participate in the "U.S. Plan". The U.S. Plan qualifies as a deferred salary arrangement under section 401 of the Internal Revenue Code (United States). Under the U.S. Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation. Celestica may make contributions for the benefit of eligible employees.

        During the year ended December 31, 2003, Celestica contributed $24,000 in the aggregate to the U.S. Plan for the benefit of Messrs. Tropea and Delaney. Except as described above, no other amounts were set aside or accrued by Celestica during the year ended December 31, 2003 for the purpose of providing pension, retirement or similar benefits for Messrs. Tropea and Delaney.

        Mr. Quek participates in the "Singapore Plan". The Singapore Plan is a deferred salary arrangement under the Central Provident Fund Act (Singapore). Under the Singapore Plan, participating employees may defer a portion of their pre-tax earnings not to exceed 20% of their total compensation, but up to a cap limit. Celestica may make contributions for the benefit of eligible employees. Celestica contributed $3,973 for Mr. Quek in 2003.

Employment Agreements

        Messrs. Polistuk and Puppi each entered into an employment agreement with Celestica as of October 22, 1996. Mr. Tropea entered into an employment agreement with Celestica as of June 30, 1998. Each agreement provides for the executive's base salary and for benefits in accordance with Celestica's established benefit plans for employees from time to time. Each agreement provides for the executive to receive an amount equivalent to 36 months' salary if Celestica terminates the executive's employment, other than for cause, subject to reduction if the executive earns replacement earnings during such period from other sources.

REPORT ON EXECUTIVE COMPENSATION

Composition of the Compensation Committee

        During 2003, the Compensation Committee was comprised of William Etherington, Robert Crandall, Anthony Melman, Charles Szuluk and Don Tapscott, all of whom are unrelated directors. Although Dr. Melman would not be an independent director under the rules of the New York Stock Exchange (the "NYSE Rules") because he is an officer of Onex, Dr. Melman's membership on the Compensation Committee is consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the compensation committee of a company that it controls.

        It is the responsibility of the Compensation Committee to define and communicate compensation policy and principles that reflect and support the Corporation's strategic direction, business goals and desired culture. The mandate of the Compensation Committee includes the following:

  •
  review and recommend to the Board of Directors an overall reward/compensation policy for the Corporation, including an executive compensation policy that is consistent with competitive practice and supports organizational objectives and shareholder interests;

  •
  recommend to the Board of Directors the compensation of the Chief Executive Officer based on the Board of Directors' assessment of the annual performance for the Chief Executive Officer;

  •
  review and recommend to the Board of Directors the compensation of the Corporation's most senior executives;

  •
  review the Corporation's succession plans for key executive positions; and

  •
  review and approve material changes to the Corporation's organizational structure and human resource policies.

Compensation Philosophy and Objectives

        Celestica's goal is to be the premier full service electronics manufacturing services provider through leadership in technology, quality and supply chain management. Celestica believes that its highly skilled workforce and unique culture represent a distinct competitive advantage and are fundamental to achieving Celestica's strategic objectives. Celestica has developed a unique entrepreneurial, participative and team-based culture, which is driven by the desire to continually exceed customer expectations. The knowledge, skill, experience and commitment of all employees, and especially that of senior management, is of critical importance to the achievement of Celestica's strategic objectives and successful operation of its business. The compensation of the Corporation's executives is designed to attract, motivate and retain executives who have the experience, ability and flexibility to achieve the Corporation's goals.

        The Corporation's executive compensation policies and practices are designed to: (1) align the interests of the executive officers with the interests of the Corporation's shareholders; (2) link executive compensation to the performance of the Corporation relative to that of its competitors and the contribution of the individual to such performance; and (3) compensate executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating and retaining individuals with exceptional executive skills and abilities.

        The compensation of Celestica's executive officers is comprised of three components: base salary, annual incentives and long-term incentives. The Corporation does not have a target weighting for each component within the total compensation mix but targets a median level of compensation for each component as well as for total compensation with reference to a comparator group of companies. The comparator group is approved by the Compensation Committee and comprised of similarly-sized companies in the electronics manufacturing sector ("EMS") and closely related industries in the U.S. Additional information on each of these components is detailed in the individual sections below.

        The Corporation's executive officers participate in general healthcare and group insurance programs on the same basis as offered to other employees in the country in which they are employed.

Base Salary

        Base salaries are established taking into account individual performance and experience, level of responsibility and competitive pay practices. Celestica references the median level of base salaries at similarly sized companies in the electronics manufacturing services industry and closely related industries in the U.S.

        Base salaries are reviewed annually and adjusted as appropriate. Although base salaries are not directly linked to specific corporate performance, the Corporation considers the level of corporate performance achieved in the prior year as well as the expected level of performance in making any adjustments to them. For example, in response to a difficult economic environment in 2001, 2002 and 2003 and the Corporation's relative performance in that environment, a general salary freeze was in place for executives during that period. As noted above, however, an important element of the Corporation's compensation philosophy is compensating executive officers at a level and in a manner that ensures the Corporation is capable of attracting, motivating, and retaining individuals with exceptional executive skills and abilities. Accordingly, in order to keep salaries at competitive levels relative to the marketplace, the Compensation Committee expects to approve salary increases in 2004.

Annual Incentives

        Designated executives of the Corporation participate in the Celestica Executive Team Incentive Plan. Payments under this plan are tied to the Corporation's meeting or exceeding preset targets for financial and customer results, individual performance and the Corporation's performance relative to its direct competitors on key financial metrics. The Chief Executive Officer and the President evaluate each executive's individual performance in accordance with the Corporation's stated values, teamwork and the executive's key accomplishments. The Board of Directors evaluates the Chief Executive Officer, as described below under Chief Executive Officer. Based on this individual assessment, the amount of the executive's earned award may increase or decrease by as much as 50%. The Compensation Committee evaluates the Corporation's performance relative to that of specific direct EMS competitors based on defined performance metrics. Based on that analysis, the amount available to be paid out under the plan may decrease to zero or increase by as much as 100%. Based on the Corporation's performance in 2003 relative to that of its competitors on the designated metrics, the Compensation Committee determined that no payouts would be made under the Executive Team Incentive Plan. However, the Committee authorized a special bonus for N.K. Quek, President of Celestica's Asia region, to recognize an exceptional individual contribution.

        All executives not participating in the Executive Team Incentive Plan and most non-executive employees participate in the Celestica Team Incentive Plan. Awards under this plan are based on financial performance, customer satisfaction results and individual performance. Under Celestica's Performance and Development Plan, each participant establishes personal objectives at the beginning of each year that are aligned with the Corporation's annual business objectives. At the end of the year, each participant's accomplishments and results with respect to his or her objectives are reviewed and assessed by his or her manager. The participant's rating is then used in the determination of the actual award to be paid. A partial bonus was paid to most business units in 2003. Some employees received above target payments based on achievement of business unit objectives.

Long-Term Incentives

        Celestica currently has two active long-term incentive plans for its employees: the Long-Term Incentive Plan and the Employee Share Ownership Plan.

  Long-Term Incentive Plan (the "LTIP")

        The objectives of Celestica's LTIP are to: (i) align employee interests with those of shareholders; (ii) reward employees for their contribution to Celestica's success; and (iii) allow the Corporation to attract and retain the qualified and experienced personnel who are critical to the Corporation's success. Under the terms of this plan, the Board of Directors may in its discretion grant from time to time stock options, performance shares, performance share units and stock appreciation rights to directors, permanent employees and consultants of Celestica, its subsidiaries and other companies or partnerships in which Celestica has a significant investment. Since the objectives of the LTIP are to incent appropriate behaviours over the longer term, the current financial performance of the Corporation does not have a direct impact on awards under the LTIP.

        Stock options are currently granted annually to eligible employees, under Celestica's LTIP, based on the recommendation of the management of each business unit and are subject to the approval of the CEO. The Compensation Committee recommends option grants for the Corporation's senior executives to the Board of Directors for approval. During the year, the Corporation may grant stock options and/or restricted stock units to newly hired employees or in special retention circumstances with the approval of the CEO. The total number of stock options and restricted stock units to be granted in a given year is established after taking into account the number of options and restricted stock units to be granted in that year relative to the total number of shares outstanding (burn rate) as well as the total number of stock options and restricted stock units outstanding relative to the total number of shares outstanding (overhang). The Corporation targets a maximum level for both burn rate and overhang after taking into account competitive practice with reference to the comparator group referenced above under Compensation Philosophy and Objectives as well as its direct competitors. The Compensation Committee approves the total number of stock options and restricted stock units to be granted in a given year.

        In January 2004, the Board of Directors established performance conditions for option awards to senior executives to align rewards more closely with Celestica performance. These performance-contingent options provide the opportunity for significant gains for superior performance and reduced gain for marginal performance. The option exercise price is equal to the market price of Celestica shares at the close of business on the day prior to the grant date. The options vest over three years and the number vested will vary from 25% to 100% of the eligible options in a given year. The portion of the option grant award that vests each year (and the number of options that may be exercised) is contingent on Celestica's rank relative to that of specific direct EMS competitors based on defined performance metrics.

  Employee Share Ownership Plan (the "CESOP")

        The CESOP enables eligible employees, including executive officers, to acquire Subordinate Voting Shares, so as to encourage continued employee interest in Celestica's operation, growth and development. Under the CESOP, an eligible participant may elect to contribute an amount representing no more than 10% of his or her salary. The Corporation will contribute 25% of the amount of the employee contributions, up to a maximum of 1% of the employee's salary for the relevant payroll period. Contributions are used to purchase Subordinate Voting Shares of the Corporation on the open market.

Employee Share Ownership and Option Plans (the "ESPO Plans")

        Celestica has issued Subordinate Voting Shares and has granted options to acquire Subordinate Voting Shares for the benefit of certain of its employees and executives pursuant to the ESPO Plans which were in effect prior to Celestica's initial public offering. No further options or Subordinate Voting Shares (other than pursuant to outstanding options) may be issued under these ESPO Plans.

        Pursuant to the ESPO Plans, employees and executives of Celestica were offered the opportunity to purchase Subordinate Voting Shares and, in connection with such purchase, receive options to acquire an additional number of Subordinate Voting Shares based on the number of Subordinate Voting Shares acquired by them under the ESPO Plans (on average, approximately 1.435 options for each Subordinate Voting Share acquired under the ESPO Plans). In each case, the exercise price for the options is equal to the price per share paid for the corresponding Subordinate Voting Shares acquired under the ESPO Plans.

        Upon the completion of Celestica's initial public offering, certain options became exercisable. The balance of the options issued under the ESPO Plans vested over a period of five years beginning December 31, 1998. All options granted under the ESPO Plan were fully vested as of December 31, 2002. All Subordinate Voting Shares acquired by employees under the ESPO Plans are held either by the employee, or by Towers Perrin Share Plan Services in trust for Celestica Employee Nominee Corporation as agent for and on behalf of such employees.

Chief Executive Officer

        Mr. Polistuk retired from the Corporation after year end. The compensation package of Mr. Polistuk, as the Chief Executive Officer, was approved by the Board of Directors based upon the recommendations of the Compensation Committee, which were in turn based on a performance assessment led by the Nominating and Corporate Governance Committee.

        The Chief Executive Officer's compensation package consisted of base salary, annual incentives, long-term incentives and benefits as described above. As described under Compensation Philosophy and Objectives, above, the Corporation targeted a median level of compensation for each component as well as for total compensation with reference to the same comparator group of companies in closely related industries in the U.S.

        In establishing the Chief Executive Officer's base salary for a given year, the Compensation Committee has taken into account Mr. Polistuk's contribution in terms of leadership in the management of the Corporation as well as the global scope and size of the Corporation's operations. The Committee has also considered the level of corporate performance achieved in the prior year as well as the expected level of performance for the current year in establishing the Chief Executive Officer's base salary for a given year. As stated previously, in light of the difficult business environment in recent years and the general salary freeze implemented for executives, there has been no increase in the Chief Executive Officer's salary since 2000. Mr. Polistuk participated in the Celestica Executive Team Incentive Plan on the same basis as other executives. As described above under Annual Incentives, it was the determination of the Compensation Committee that, based on the Corporation's performance in 2003 relative to that of its competitors on designated metrics, no payout would be made under the Executive Team Incentive Plan. As is the case with other participants in this plan, Mr. Polistuk did not receive an award in 2003. Option grants in respect of 2003 were made in January 2004. As Mr. Polistuk announced his retirement in January, he was not awarded an option grant.

        In summary, in 2003, Mr. Polistuk received a salary of $700,000, no payment under the Celestica Executive Team Incentive Plan and no LTIP award. In addition, the Corporation incurred an expense of $860,296 with respect to Mr. Polistuk's participation in the defined benefit portion of the Canadian Pension Plan.

Report presented by the Compensation Committee:

William Etherington (Chairman)
Robert Crandall
Anthony Melman
Charles Szuluk
Don Tapscott

COMPENSATION OF DIRECTORS AND ATTENDANCE

        Directors who are not officers or employees of Celestica or Onex receive compensation for their services as directors. Under the directors' compensation plan that was in effect until April 2003, eligible directors received an annual retainer fee of $25,000 and a fee of $2,500 for each meeting of the Board of Directors attended and each meeting attended of a Committee of the Board of Directors of which the director was a member. In lieu of receiving such retainer and attendance fees in cash, directors were entitled to elect, at the time they were first elected or appointed to Celestica's Board of Directors, to receive their fees in Subordinate Voting Shares. Directors who joined the Board of Directors at or about the time of the Corporation's initial public offering receive an annual retainer and per meeting fee of 2,860 and 286 Subordinate Voting Shares, respectively. In the case of directors who joined the Board after July 2001, the number of shares paid in lieu of cash was calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of Subordinate Voting Shares on the New York Stock Exchange (the "NYSE") on the date of the meeting and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of Subordinate Voting Shares on the NYSE on the last day of the quarter. In addition, Mr. Crandall received an annual grant of 10,000 Performance Share Units under the Corporation's LTIP, convertible into Subordinate Voting Shares upon his retirement from the Board of Directors, in his capacity as Chairman of the Executive Committee.

        In April 2003, the Board of Directors adopted a new directors' compensation plan. Under this plan, directors receive an annual retainer fee of $45,000. The Chairs of the Audit and Compensation Committees are entitled to an additional annual retainer of $10,000. The Lead Director or non-executive Chairman, who also serves as the Chair of the Executive and Corporate Governance Committees, receives an additional annual retainer of $30,000. Directors receive a fee of $2,500 for each day of meetings of the Board of Directors attended. Directors who travel outside of their home state or province to attend a meeting are entitled to a travel fee of $2,500.

        Directors may elect, on an annual basis, to receive all or half of their fees in Subordinate Voting Shares. The number of shares paid in lieu of cash is calculated, in the case of meeting fees, by dividing the cash fee that would otherwise be payable by the closing price of Subordinate Voting Shares on the NYSE on the date of the meeting and, in the case of annual retainer fees, by dividing the cash amount that would otherwise be payable quarterly by the closing price of Subordinate Voting Shares on the NYSE on the last day of the quarter. Under the current and previous plans, directors may elect to defer payment of fees taken in the form of Subordinate Voting Shares until such time as they retire from the Board of Directors.

        Grants of Subordinate Voting Shares under the directors' compensation plan may not exceed an aggregate of 500,000 Subordinate Voting Shares.

        At the time they are appointed to the Board of Directors, directors are granted an option to acquire 15,000 Subordinate Voting Shares and, thereafter, are granted annually options to acquire 5,000 Subordinate Voting Shares. The Lead Director or non-executive Chairman receives an additional grant of 5,000 options. Options are granted pursuant to the Corporation's LTIP.

        The aggregate compensation paid in 2003 by the Corporation to its directors in their capacity as directors was $91,250 and the right to receive, in the aggregate, 24,118 Subordinate Voting Shares and 2,500 Performance Share Units. The delivery of these shares is deferred until the respective directors cease to be directors of the Corporation.

        In 2003, eligible directors were issued, in aggregate, options to acquire 45,000 Subordinate Voting Shares, pursuant to the LTIP, at an exercise price of US$10.62.

        The Board of Directors met seven times in 2003. In 2003, the Audit Committee met four times, the Compensation Committee met five times and the Nominating and Corporate Governance Committee met three times. No director attended less than 75% of the meetings of the Board of Directors or of any committee of which he was a member.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

        As at March 11, 2004, the aggregate indebtedness of certain officers of Celestica in connection with the purchase of Subordinate Voting Shares was $2,383,733. This represents a guarantee of indebtedness of such officers by the Corporation and, as specified below, includes indebtedness to the Corporation for interest accrued on such guaranteed indebtedness. The security for each of the guaranteed amounts is the purchased Subordinate Voting Shares. The following table sets forth details of such indebtedness of senior officers of Celestica.

Indebtedness of Senior Officers under Securities Purchase Programs(1)

Name and Principal Position	Largest amount outstanding during 2003(1)		Amount outstanding as at March 11, 2004(1)
J. Marvin MaGee President and Chief Operating Officer Toronto, Ontario	$187,426		$187,426
R. Thomas Tropea Vice-Chairman, Worldwide Marketing and Business Development Raleigh, North Carolina	$491,382		$491,382
Daniel P. Shea Senior Vice-President and Group General Manager Toronto, Ontario	$338,927		$338,927
Rahul Suri Senior Vice-President, Corporate Development Toronto, Ontario	$1,357,186	(2)	$1,365,998	(2)

(1)
All amounts are shown in U.S. dollars converted, where necessary, from Canadian dollars at an exchange rate of US$1.00 = C$1.3228.

(2)
The amounts outstanding for Mr. Suri include accrued interest which is owed to Celestica pursuant to an agreement entered into with Mr. Suri when he joined the company. The security for the accrued interest is the purchased Subordinate Voting Shares.

        No securities were purchased by any director or officer during 2003 with the financial assistance of Celestica. No director, officer or employee was indebted to Celestica other than in connection with securities purchase programs during the fiscal year ended December 31, 2003.

DIRECTORS AND OFFICERS INDEMNIFICATION AND LIABILITY INSURANCE

        Celestica and certain of its subsidiaries have entered into indemnification agreements with certain of the directors and officers of Celestica and its subsidiaries. These agreements generally provide that Celestica or the subsidiary of Celestica which is a party to the agreement, as applicable, will indemnify the director or officer in question (including his or her heirs and legal representatives) against all costs, charges and expenses incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or a subsidiary thereof, provided that (a) he or she has acted honestly and in good faith with a view to the best interests of the corporation, and (b) in the case of a criminal or administrative proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful.

        Celestica participates in an umbrella insurance coverage program which benefits all Onex group companies. This policy, which was renewed on November 29, 2003 for a 12-month period, provides for aggregate coverage of $75,000,000. The policy protects directors and officers against liability incurred by them while acting in their capacities as directors and officers of Celestica and its subsidiaries. Coverage under this policy is available to all Onex group companies on a first-come basis to the aggregate amount of coverage. Celestica also purchases supplemental insurance coverage which benefits Celestica only. This policy provides for Celestica specific coverage in the event that capacity available under the Onex Group companies umbrella policy has been exhausted. This policy provides aggregate coverage of $50,000,000 for a 12-month period commencing

November 29, 2003. Celestica's cost for these policies is approximately $3,700,000. Limits available under the policy are in excess of a self-retention or deductible of $25,000,000 for each loss or claim.

INTEREST OF INSIDERS IN CERTAIN TRANSACTIONS

        Celestica and Onex are parties to an Amended and Restated Management Services Agreement dated July 1, 2003 (the "Agreement") under which Onex has agreed to provide certain strategic planning, financial and support services to Celestica of such nature as Celestica may reasonably request from time to time having regard to Onex's experience, expertise and personnel or the personnel of its subsidiaries, as the case may be. Celestica has agreed to pay Onex certain fees under the Agreement, including a base fee and a performance incentive fee, if any. The base fee is equal to approximately $500,000 per year, increasing after two years to $1,000,000 per year. The incentive fee payable in any year is tied to Celestica's performance. The Agreement also provides that if Celestica uses Onex management personnel to provide investment banking or financial advice in connection with any acquisition, Onex will be entitled to receive fees consistent, in the determination of the Board of Directors of Celestica, with fees typically paid for financial advice in such circumstances to investment bankers or other expert advisors at arm's length to Celestica. The Agreement terminates on December 31, 2008, subject to automatic termination 30 days after the first day upon which Onex ceases to hold at least one Multiple Voting Share. In the event of a change in control of Celestica, Onex is entitled to receive an amount equal to the difference between $10,000,000 and the aggregate amount of base fees and incentive fees paid to Onex during the term of the Agreement, and no further base or incentive fees are payable thereafter. During 2003, Celestica paid to Onex management and investment banking fees of approximately $1.378 million. The payment obligations under the Agreement are not considered to be material to either Celestica or Onex.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        Good corporate governance is extremely important to the Corporation, its employees and shareholders. The Board of Directors and management have been following closely the developments in corporate governance requirements and best practice standards in both Canada and the United States. As these requirements and practices have evolved, the Corporation has responded in a positive and proactive way with a view to retaining and building on our reputation for integrity and the trust that our customers, employees and shareholders have placed in the Corporation.

        The Corporation's governance practices are consistent with all legal, regulatory and stock exchange requirements applicable to it, both in Canada and in the United States. A description of the Corporation's corporate governance practices as required by the TSX (and incorporating certain disclosure required by the NYSE) is set out in Schedule A. The NYSE does not require foreign issuers such as the Corporation to comply with most of the corporate governance practices it imposes on U.S. companies. However, the Corporation's practices comply with all the NYSE corporate governance requirements to which it would be subject if it were a U.S. corporation.

PERFORMANCE GRAPH

        The Subordinate Voting Shares of the Corporation have been listed and posted for trading under the symbol "CLS" on the TSX and the NYSE since June 30, 1998. The following chart compares the cumulative total shareholder return of $100 invested in Subordinate Voting Shares of the Corporation on December 31, 1998 with the cumulative total shareholder return of the S&P/TSX Composite Index(1) for the period December 31, 1998 to December 31, 2003.

(1)
The TSE 300 Index was replaced by the S&P/TSX Composite Index on May 1, 2002. The historical values of the TSE 300 Index and the S&P/TSX Composite Index are identical for the period in question.

PARTICULARS OF OTHER MATTERS

        Management knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted upon such matters in accordance with the best judgment of the person voting the proxy.

AVAILABILITY OF DOCUMENTS

        The Corporation will provide to any person, upon request to the Secretary of the Corporation, the following documents:

  (a)
  one copy of the latest annual information form, together with one copy of any document, or the pertinent pages of any document, incorporated therein by reference;

  (b)
  one copy of the comparative financial statements of the Corporation for the year ended December 31, 2003, together with the accompanying report of the auditor, and one copy of any interim financial statements of the Corporation subsequent thereto; and

  (c)
  the Corporation's management proxy circular for its last annual meeting of shareholders.

CERTIFICATE

        The contents of this Circular and the sending thereof to the shareholders of the Corporation have been approved by the Board of Directors.

        Toronto, Ontario, March 25, 2004.

                        By Order of the Board of Directors

                        Elizabeth L. DelBianco
                        General Counsel and Secretary

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Corporation's statement of corporate governance practices is set out below.

	Requirement		Comments
1.	Mandate of the Board
	The Board of Directors should explicitly assume responsibility for stewardship of the Corporation.		The Board of Directors has adopted a formal mandate pursuant to which it has assumed responsibility for the stewardship of the Corporation.
	As part of the overall stewardship responsibility, the Board should assume responsibility specifically for:		Under its mandate, the Board of Directors has assumed responsibility specifically for the matters set out below.
	(i)	adoption of a strategic planning process	(i)	The adoption of a strategic planning process and the review and approval on an annual basis of a strategic plan which takes into account the opportunities and risks of the business and long-term corporate objectives and industry positioning.
	(ii)	identification of principal risks and implementation of risk-managing systems	(ii)	Regular review of the Corporation's overall business risks and systems to address and manage such risks.
	(iii)	succession planning, including appointing, training and monitoring management	(iii)	Succession planning for key senior management positions, and the CEO in particular, and skills assessments of individuals identified to fill key roles.
	(iv)	communications policy	(iv)	Review and approval of the Corporation's communications policy. This includes approval of the Corporation's Disclosure Policy — which addresses interaction with analysts and investors, timely disclosure and avoidance of selective disclosure — and contents of all major disclosure documents.
	(v)	the integrity of internal control and management information systems.	(v)	The integrity of the Corporation's internal business controls and management information systems, which the Board of Directors and the Audit Committee monitor and assess regularly with management and with the external auditors.

2.	Composition of the Board
	Majority of directors should be "unrelated" (free from conflicting interest).	At the date of this Circular, all of the seven members of the Board of Directors are "unrelated".
	Board should include a number of directors unrelated to the corporation or the significant shareholder that fairly reflects the investment in the corporation by shareholders other than the significant shareholder.	Onex Corporation is a significant shareholder of the Corporation. At the date of this Circular, five directors (71% of the Board of Directors) are unrelated to both Onex and to management.
3.	Determination of Status of Directors
	Disclose for each director whether he or she is related, and how that conclusion was reached.	The Board of Directors has considered the relationship of each of its directors to the Corporation.
•
Mr. Schwartz and Dr. Melman are shareholders, officers and/or directors of Onex. The TSX Guidelines are clear that interests and relationships that arise solely from shareholdings do not preclude a director from being considered unrelated from management.

The Board of Directors has considered the relationship arising from a services agreement that is in place between the Corporation and Onex. The agreement does not involve the delegation to Onex of the management of the business and affairs of Celestica, provides for payment obligations which are not material to either Celestica or Onex, and does not, in the view of the Board of Directors, interfere with the ability of Messrs. Schwartz or Melman to act independently of management. The Board of Directors has accordingly determined that Messrs. Schwartz and Melman are unrelated directors.
•
Messrs. Crandall, Etherington, Love, Szuluk and Tapscott have no material business or other relationship with the Corporation or members of the Corporation's management, other than their positions as directors, optionees and shareholders, and, as a result, the Board of Directors has determined that each of these directors is an unrelated director.

4.	Nominating/Corporate Governance Committee
	Appoint a Committee composed of non-management directors, a majority of whom are unrelated directors, responsible for the appointment/assessment of directors.	The Board has a Nominating and Corporate Governance Committee. The mandate of this committee is posted on the Corporation's website at www.celestica.com. The members of the Nominating and Corporate Governance Committee are Messrs. Crandall, Etherington, Love, Melman and Tapscott, each of whom is an unrelated director. Under the NYSE Rules, Dr. Melman would not be an independent director, because he is an officer of Onex. Dr. Melman's membership on this committee is consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the governance committee of a company that it controls.
5.	Board Assessment
	Implement a process for assessing the effectiveness of the Board, its Committees and individual directors.	As part of its written mandate, each of the Board of Directors, the Nominating and Corporate Governance Committee, the Compensation Committee and the Audit Committee is required to assess its performance on an annual basis. The Nominating and Corporate Governance Committee is charged with the responsibility for developing and recommending to the Board of Directors a process for conducting these evaluations and is also responsible for overseeing the execution of the assessment process approved by the Board of Directors.
6.	Orientation and Education
	Provide orientation and education programs for new directors.	New directors are oriented to the business and affairs of the Corporation through discussions with management and other directors and by periodic presentations from senior management on major business, industry and competitive issues. In addition, continuing education is facilitated through the Corporation's sponsorship of each of its directors in the National Association of Corporate Directors.
7.	Size and Composition of the Board
	Examine the size of the Board with a view to determining the impact of the number on effectiveness of decision-making.	The Board of Directors believes that its size is appropriate given the size and complexity of the Corporation's business and that it facilitates effective decision-making.

8.	Compensation
	Review the adequacy and form of compensation of directors in light of risks and responsibilities.	The Board of Directors has considered the remuneration paid to directors and considers it appropriate in light of the time commitment and risks and responsibilities involved.
9.	Composition of Committees
	Committees should generally be composed of non-management directors, the majority of whom are unrelated.	The Board of Directors has established four standing committees of directors (the Audit Committee, the Compensation Committee, the Nominating and Corporate Governance Committee and Executive Committee), each with a specific mandate and each of which is comprised entirely of unrelated directors.

Under the NYSE Rules, Dr. Melman would not be an independent director, because he is an officer of Onex. Dr. Melman's membership on the Compensation Committee and the Nominating and Corporate Governance Committee is consistent with the provision in the NYSE Rules permitting an officer of a parent company to sit on the nominating/corporate governance committee and the compensation committee of a company that it controls.
The mandates of each of these committees (other than the Executive Committee) are posted on the Corporation's website at www.celestica.com.
10.	Governance Committee
	The Board should assume responsibility for, or appoint a Committee responsible for, the approach to corporate governance issues. This committee would, among other things, be responsible for the Corporation's response to the TSX Guidelines.	The Nominating and Corporate Governance Committee is responsible for making recommendations to the Board of Directors relating to the Corporation's approach to corporate governance and is responsible for the Corporation's Statement of Corporate Governance Practices.

11.	Position Descriptions
	Develop position descriptions for the Board and for the CEO, including the definition of limits for management's responsibilities.	The Board of Directors has developed a position description for the CEO and, as stated in Item 1, has adopted a formal mandate for the Board. The Board of Directors requires management to obtain the Board of Directors' approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures. The Board of Directors expects management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments. The Board of Directors retains responsibility for any matter that has not been delegated to senior management or to a committee of directors.
	The Board should develop the corporate objectives, which the CEO is responsible for meeting.	The Board of Directors approves specific financial and business objectives, which will be used as a basis for measuring the performance of the CEO.
12.	Procedures to Ensure Independence
	Establish appropriate procedures to enable the Board to function independently of management.	If the shareholders elect the individuals being proposed for election in this Circular, there will be no management representatives on the Board of Directors.
	An appropriate structure would be to (i) appoint a Chairman of the Board who is not a member of management with responsibility to ensure that the Board discharges its responsibilities or (ii) adopt alternate means such as assigning this responsibility to a committee of the Board or to a director, sometimes referred to as the "lead director".	Mr. Crandall, who is an unrelated director, serves as Chairman of the Board of Directors. In addition, the non-management members of the Board meet without management present as part of every Board of Directors meeting. Mr. Crandall presides at these meetings. The Board of Directors also has access to information independent of management through the Corporation's external auditors and outside advisors.
	Appropriate procedures may involve the Board meeting on a regular basis without management present or may involve expressly assigning responsibility for administering the Board's relationship to management to a committee of the Board.	See disclosure above.

13.	Composition of the Audit Committee
	The Audit Committee should be composed only of outside directors.	The members of the Audit Committee are Messrs. Crandall, Etherington and Tapscott, all of whom are outside directors.

Under the NYSE Rules, each member of the Audit Committee must also be financially literate, as such qualification is interpreted by the Corporation's Board in its business judgment. The Board of Directors has determined that all members of the Audit Committee are financially literate, since each member has the ability to read and understand a balance sheet, an income statement, a cash flow statement and notes attached thereto that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and level of complexity of the issues that can reasonably be expected to be raised by the Corporation's balance sheet, income statement, cash flow statement and notes attached thereto.

The NYSE Rules also require at least one member of the Audit Committee to have accounting or related financial management expertise, as interpreted by the Board of Directors in its business judgment. The Board of Directors has considered the extensive financial experience of each of Mr. Crandall and Mr. Etherington, including their respective experience serving as the Chief Financial Officer of a large U.S. and/or Canadian organization, and has determined that each of them is an audit committee financial expert within the meaning of the U.S. Sarbanes-Oxley Act of 2002. According to the NYSE Rules, an audit committee financial expert is presumed to have accounting or related financial management expertise.
Internal Controls
	Audit Committee duties should include oversight responsibility for management reporting on internal control. While it is management's responsibility to design and implement an effective system of internal control, it is the responsibility of the Audit Committee to ensure that management has done so.	The Audit Committee oversees management reporting on the Corporation's internal controls. The Committee annually reviews and approves the mandate and plan of the internal audit department. The internal auditor is required to report regularly to the Committee and the Committee has direct communication channels with the internal auditors to discuss and review specific issues as appropriate.

13.	Composition of the Audit Committee (Continued)
Communications with External Auditor
	The Audit Committee should have direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate.	The Audit Committee has direct communication channels with the internal and external auditors to discuss and review specific issues as appropriate. The Audit Committee meets with each of the internal and external auditor in the absence of management as part of every Audit Committee meeting.
14.	External Advisors
	Implement a system to enable individual directors to engage outside advisors, at the corporation's expense. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the Board.	Each committee is empowered to engage external advisors as it sees fit. Any individual director is entitled to engage an outside advisor at the expense of the Corporation provided that such director has obtained the approval of the Nominating and Corporate Governance Committee to do so.

QuickLinks

Exhibit 99.1